03014091

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2003
DIVISION OF MARKET REGULATION

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/10/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dividend Capital Securities, LLC

OFFICIAL USE ONLY
119546
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

518 17th Street, 17th Floor
(No. and Street)

Denver (City) Colorado (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Nunn (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saltzman Hamma Nelson Massaro
(Name – *if individual, state last, first, middle name*)

1660 Lincoln Street, Suite 2000 (Address) Denver (City) Colorado (State) 80203 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Nunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dividend Capital Securities, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Richard Nunn FINOP

Title

Notary Public

DEBRA M. SALDIVAR
Notary Public, State of Texas
My Commission Expires
December 01, 2003

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of XXXXXXXXXXXXXXXXXXXXXXX Cash flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. No subordinated liability during the period
- ☑ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. See Note 1
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. See Note 1
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIVIDEND CAPITAL SECURITIES, LLC

(A Wholly-Owned Subsidiary of
Dividend Capital Securities Group LLLP)
DENVER, COLORADO

FINANCIAL STATEMENTS

FOR THE PERIOD FROM
INCEPTION (DECEMBER 20, 2001)
TO DECEMBER 31, 2002

CONTENTS

SALTZMAN HAMMA NELSON MASSARO LLP
Certified Public Accountants and Consultants
Affiliated with AGN International Ltd - Member Firms throughout the World

INDEPENDENT AUDITORS' REPORT

To the Member and Management of
Dividend Capital Securities, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Dividend Capital Securities, LLC (a wholly-owned subsidiary of Dividend Capital Securities Group LLLP) as of December 31, 2002, and the related statements of income, member's equity and cash flows for the period from inception (December 20, 2001) to December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dividend Capital Securities, LLC as of December 31, 2002, and the results of its operations and cash flows from inception (December 20, 2001) to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Saltzman Hamma Nelson Massaro LLP

February 11, 2003

1660 Lincoln Street Suite 2000 Denver, CO 80264-2001
Voice (303) 698-1883 FAX (303) 777-4458 www.shnm.com

DIVIDEND CAPITAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of
Dividend Capital Securities Group LLLP)
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$ 15,691
Commission advances	23,162
Total Assets	$ 38,853

LIABILITIES AND MEMBER'S EQUITY

Total Liabilities	$ -
Total Member's Equity	38,853
Total Liabilities and Member's Equity	$ 38,853

The accompanying notes are an integral part of these financial statements.

DIVIDEND CAPITAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of
Dividend Capital Securities Group LLLP)
STATEMENT OF INCOME AND MEMBER'S EQUITY

FOR THE PERIOD FROM INCEPTION (DECEMBER 20, 2001)
TO DECEMBER 31, 2002

REVENUES	$ -
EXPENSES:	
Consulting fees	40,363
NASD fees	38,016
Dues and subscriptions	4,571
Other operating expenses	3,597
Total Expenses	86,547
NET LOSS	(86,547)
MEMBER'S EQUITY AT INCEPTION (DECEMBER 20, 2001)	-
Contributed capital	125,400
MEMBER'S EQUITY AT DECEMBER 31, 2002	$ 38,853

The accompanying notes are an integral part of these financial statements.

DIVIDEND CAPITAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of
Dividend Capital Securities Group LLLP)
STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM INCEPTION (DECEMBER 20, 2001)
TO DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (86,547)
Changes in operating asset:	
Commission advances	(23,162)
Net Cash Used By Operating Activities	(109,709)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member contributions	125,400
Net Cash Provided By Financing Activities	125,400
INCREASE IN CASH	15,691
CASH, AT INCEPTION (DECEMBER 20, 2001)	-
CASH, AT END OF YEAR	$ 15,691

The accompanying ntoes are an integral part of these financial statements.

DIVIDEND CAPITAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of
Dividend Capital Securities Group LLLP)
NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION (DECEMBER 20, 2001)
TO DECEMBER 31, 2002

NOTE 1 - ORGANIZATION

Dividend Capital Securities, LLC (the "Company") (a wholly-owned subsidiary of Dividend Capital Securities Group LLLP) is a limited liability company organized on December 20, 2001, under the laws of the State of Colorado. The Company was initially organized under the name BCC Broker-Dealer LLC, and changed to Real Estate Income Securities, LLC on January 25, 2002, which was changed to the current name on April 4, 2002. The Company was formed for the purpose of conducting business primarily as a broker-dealer to sell shares of Dividend Capital Trust, Inc. ("DCT"), a related party. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission's ("SEC") Rule 15c3-3(k)(2)(i).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents (none at present).

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Member in a limited liability company is taxed on its proportionate share of the entity's taxable income. Accordingly, no provision or liability for income tax is included in the accompanying financial statements.

NOTE 3 - COMMISSIONS

Effective July 17, 2002, The Company entered into a Dealer Management Agreement (the "Dealer Agreement") to sell a maximum of 29 million (which includes four million pursuant to DCT's Dividend Reinvestment Plan) shares of the common stock of DCT (the "Shares"). As consideration for its services, the Company will receive commissions in the amount of seven percent (7%) of the gross proceeds of the Shares sold, plus a dealer manager fee of two and a half percent (2.5%) of the gross proceeds of the Shares sold.

Additionally, the Company has signed a number of Selected Dealer Agreements (the "Selected Agreements") with various broker-dealers to sell the Shares to the public. Under the Selected Agreements, the Company will pay the broker-dealers a commission of seven percent (7%) of the gross proceeds of the Shares sold, within 30 days of the Company receiving its commissions from DCT. Pursuant to the Prospectus filed with the SEC by DCT, the Shares will not be issued until an aggregate of two million dollars (the "Minimum Capital") is raised. As of December 31, 2002, the Company had not raised the Minimum Capital, and therefore had not earned its commissions, and conversely, the broker-dealers had not earned their commissions. Subsequent to December 31, 2002, (see Note 6), the Minimum Capital requirement was satisfied. During the initial period ended December 31, 2002, the Company advanced various brokers $23,162 of pending commissions.

Under the terms of the Dealer Agreement, for every 25 Shares sold the Company will receive one warrant to purchase one share of DCT common stock. The warrants are exercisable for five years beginning one year after the effective date of the initial offering (July 17, 2002), at a price of $12 per share. At it's discretion, the Company can transfer all or a portion of these warrants to the broker-dealers.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $15,691, which was $10,691 in excess of its minimum net capital requirement of $5,000. The Company had no debt at December 31, 2002 and as such the aggregate indebtedness to net capital requirement did not apply to the Company.

NOTE 5 - RELATED PARTY TRANSACTIONS

Effective May 28, 2002, the Company entered into a Management Agreement with a related party. The Management Agreement requires the related party to pay all overhead expenses (as defined) of the Company including: salaries and related expenses, office supplies, rent, insurance, taxes and other ordinary administrative expenses. In consideration, the Company will pay a monthly management fee and reimburse the related party for all overhead costs. Through the date of reaching the Minimum Capital requirement, all overhead cost reimbursements and management fees had been forgiven and will not be recovered by the related party at any time. Without the Management Agreement, the Company would have recorded additional administrative expenses of approximately $26,000 for the period from inception (December 20, 2001) to December 31, 2002.

NOTE 6 - SUBSEQUENT EVENT

In February, 2003, the Company reached the Minimum Capital requirement set forth under the Prospectus. Under the terms of the Dealer Agreement, the Company recorded commissions revenue from DCT, a related party, of $215,239 and recorded commissions expenses of $158,597 under the Selected Agreements.

SUPPLEMENTARY INFORMATION

DIVIDEND CAPITAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of
Dividend Capital Securities Group LLLP)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2002

NET CAPITAL:		
Member's equity	$	38,853
Deduction:		
Commission advances		23,162
Net capital		15,691
MINIMUM REQUIRED NET CAPITAL		5,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	$	10,691

There were no material variances between this computation of net capital under Paragraph (a) (1) (I) of Rule 15c3-1 and the Registrant's computation filed with Part IIA, Form X-17A-5. Accordingly, no reconciliation is necessary.

SALTZMAN HAMMA NELSON MASSARO LLP
Certified Public Accountants and Consultants
Affiliated with AGN International Ltd - Member Firms throughout the World

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Member and Management of
Dividend Capital Securities, LLC
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedule of Dividend Capital Securities, LLC, for the period from inception (December 20, 2001) to December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

1660 Lincoln Street Suite 2000 Denver, CO 80264-2001
Voice (303) 698-1883 FAX (303) 777-4458 www.shnm.com

accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Saltzman Hamma Nelson Massaro LLP

Saltzman Hamma Nelson Massaro LLP
Denver, Colorado
February 11, 2003